UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For period ended: December 31, 2012

☐  Transition report on Form 10-K

☐  Transition report on Form 20-F

☐  Transition report on Form 11-K

☐  Transition report on Form 10-Q

☐  Transition Report on Form N-SAR

For the transition period ended: ________________________________________________

Read instruction (on back page) before preparing form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________________________________________________________

PART I – REGISTRANT INFORMATION

Ampal-American Israel Corporation
Full name of registrant

477 Madison Avenue
Address of principal executive office

New York, NY 10022
City, State and Zip Code

PART II – RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on August 29, 2012, Ampal-American Israel Corporation (the “Company”) filed a voluntary petition for relief (the “Filing”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Court”), Case No. 12-13689. The Company continues to operate its business as a “debtor-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.

The Company is unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2012 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense due to the fact that the engagement of the Company’s auditors had not been sought from the Court due to unresolved short term liquidity issues. The Company anticipates that it will not be able to complete its financial statements and file the Form 10-K by April 15, 2013 and it cannot make any further assurances as to when it will complete and file the Form 10-K.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Yoram Firon	(866) 447-8636
(Name)	(Area code) (Telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes ☒   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company cannot estimate at this time if there will be a significant change in the results of operations for the year ended December 31, 2012, as compared to the prior fiscal year ended December 31, 2011.  Because of the ongoing work associated with the Filing, the Company was unable to complete the preparation of its financial statements and the audit process has not yet begun. As a result, the Company is currently unable to provide a reasonable estimate of its results of operations for the fiscal year ended December 31, 2012.

Safe Harbor Statement
Certain information in this Form 12b-25 includes forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the beliefs of management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this Form 12b-25, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” and similar expressions as they relate to the Company or the Company’s management, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events or future financial performance of the Company, the outcome of which is subject to certain risks and other factors which could cause results to differ materially from those anticipated by the forward-looking statements, including, among others, the economic and political conditions in Israel, the Middle East, including the situation in Iraq and Egypt, and the global business and economic conditions in the different sectors and markets where the Company’s portfolio companies operate. Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary from those described herein as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. Please refer to the Company’s annual, quarterly and periodic reports filed with the Securities and Exchange Commission for a more detailed discussion of these and other risks that could cause results to differ materially. The Company assumes no obligation to update or revise any forward-looking statements.

Ampal-American Israel Corporation.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2013	By:	/s/ Yoram Firon
Name: Yoram Firon
Title: Vice President – Investments and
Corporate Affairs and Secretary